Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CALCULATION OF NET INCOME PER COMMON SHARE

(Expressed in thousands of U.S. dollars, except per share amounts)

	Year ended December 31,
BASIC	2008	2007	2006
Net income, available to common shareholders	$75,508	$368,284	$377,409

Common shares outstanding at January 1	57,549,654	63,664,217	63,612,198
Common shares outstanding at December 31	56,094,348	57,549,654	63,664,217
Weighted average common shares outstanding	52,124,034	61,705,821	63,636,935

Net income available to common shareholders, per common share	$1.45	$5.97	$5.93

DILUTED
Net income	$90,447	$385,412	$394,585

Weighted average common shares outstanding	52,124,034	61,705,821	63,636,935
Dilutive effect of stock-based compensation and convertible preferred shares (1)	7,177,905	8,022,408	7,575,352

Total	59,301,939	69,728,229	71,212,287

Net income per common share	$1.45	$5.53	$5.54

(1)	Anti-dilution provisions apply to 2008. There is no effect of stock-based compensation and preference shares because they are anti-dilutive.